BP 2/26

10027302

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 2 4 2010

Washington, DC
122

SEC FILE NUMBER
8-29124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1266 Furnace Brook Parkway
(No. and Street)

Quincy	MA	02169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

John P. McDonough (617) 328-6200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacobs, Velella & Kerr, PC
(Name - *if individual, state last, first, middle name)*

388 Hillside Avenue	Needham	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, John P. McDonough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian Investments, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John P. McDonough
Signature

Executive Vice President
Title

Carolyn R. Caldarone
Notary Public

CAROLYN R. CALDARONE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 27, 2015

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIAN INVESTMENTS, INC.

INDEPENDENT AUDITOR'S REPORT

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

Members

American Institute of Certified Public Accountants

Massachusetts Society of Certified Public Accountants

Herman Jacobs CPA 1949 - 1988
Peter H. Kerr CPA 1983 - 2009

Alberto Velella CPA

Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of:
Meridian Investments, Inc.
Quincy, Massachusetts

We have audited the accompanying statements of financial condition of Meridian Investments, Inc. (an S corporation) as of December 31, 2009 and 2008 and the related statements of operations, stockholders' equity and cash flows for the years then ended, that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Investments, Inc. as of December 31, 2009 and 2008 and the results of its operations and cash flows for the years then ended, respectively, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the information contained in Schedule II is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 15, 2010

MERIDIAN INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

		2009		2008
ASSETS				
CURRENT ASSETS				
Cash	$	1,068,663	$	501,925
Commissions receivable		-		218,813
Deposits and prepaid expenses		153,494		132,830
Due from related parties		902,345		5,116
Note receivable		100,000		-
Deferred state income taxes		-		3,850
TOTAL CURRENT ASSETS		2,224,502		862,534
PROPERTY AND EQUIPMENT, net of accumulated depreciation		37,000		58,865
OTHER ASSETS				
Note receivable		-		100,000
	$	2,261,502	$	1,021,399
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accrued liabilities and taxes	$	30,000	$	85,562
Deferred state income taxes		-		18,548
TOTAL CURRENT LIABILITIES		30,000		104,110
DEFERRED STATE INCOME TAXES		-		999
STOCKHOLDERS' EQUITY				
Common stock, no par value, 12,500 authorized, 1,000 shares issued and outstanding		131,000		131,000
Additional paid-in capital		1,683,863		5,819
Retained earnings		466,639		829,471
		2,281,502		966,290
Treasury stock – 200 shares at cost		(50,000)		(50,000)
		2,231,502		916,290
	$	2,261,502	$	1,021,399

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2009 and 2008

	2009	2008
REVENUE		
Commissions	$ 4,128,333	$ 5,388,973
EXPENSES		
Commissions expense	1,929,071	2,404,328
Other operating expenses	2,601,219	2,662,491
TOTAL EXPENSES	4,530,290	5,066,819
INCOME (LOSS) FROM OPERATIONS	(401,957)	322,154
OTHER INCOME (EXPENSE)		
State income tax refunds	31,944	-
Interest income, including related party interest of $2,077 and $3,644 for the years ended December 31, 2009 and 2008, respectively	5,587	5,861
Dividend income	38	46
Loss from disposition of property and equipment	(14,141)	-
TOTAL OTHER INCOME	23,428	5,907
NET INCOME (LOSS) BEFORE PROVISION FOR (BENEFIT FROM) STATE INCOME TAXES	(378,529)	328,061
PROVISION FOR (BENEFIT FROM) STATE INCOME TAXES		
Current	-	36,670
Deferred	(15,697)	(15,175)
TOTAL PROVISION FOR (BENEFIT FROM) STATE INCOME TAXES	(15,697)	21,495
NET INCOME (LOSS)	$ (362,832)	$ 306,566

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2009 and 2008

	Common stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
	Shares	Par Value				
Balance, December 31, 2007	1,000	$ 131,000	$ 5,819	$ 5,397,717	$ (50,000)	$ 5,484,536
Net income for the year	-	-	-	306,566	-	306,566
Stockholders' distributions for the year	-	-	-	(4,874,812)	-	(4,874,812)
Balance, December 31, 2008	1,000	131,000	5,819	829,471	(50,000)	916,290
Stockholder contributions	-	-	1,678,044	-	-	1,678,044
Net loss for the year	-	-	-	(362,832)	-	(362,832)
Stockholders' distributions for the year	-	-	-	-	-	-
Balance, December 31, 2009	1,000	$ 131,000	$ 1,683,863	$ 466,639	$ (50,000)	$ 2,231,502

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (362,832)	$ 306,566
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Bad debt expense	3,510	-
Expenses allocated from related party	4,817,034	6,093,115
Depreciation expense	31,654	54,824
Loss on disposition of property and equipment	14,141	-
Deferred income taxes	(15,697)	(35,072)
Interest income, including related party interest of of $2,077 and $3,644, for the years ended December 31, 2009 and 2008, respectively	(5,587)	(3,644)
(Increase) decrease in:		
Commissions and accounts receivable	218,813	1,320,998
Investment receivable	-	3,572,328
Deposits and prepaid expenses	(20,664)	20,182
Increase (decrease) in:		
Accrued liabilities and taxes	(55,562)	(911,024)
Deferred revenue	-	(30,144)
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,624,810	10,388,129
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments from related party	234,039	75,000
Advances made under note receivable	-	(100,000)
Payments to related party	(5,970,155)	(5,505,000)
NET CASH USED IN INVESTING ACTIVITIES	(5,736,116)	(5,530,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from stockholders	1,678,044	-
Distributions to shareholders	-	(4,874,812)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,678,044	(4,874,812)
NET INCREASE (DECREASE) IN CASH	566,738	(16,683)
CASH - BEGINNING	501,925	518,608
CASH - ENDING	$ 1,068,663	$ 501,925
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes	$ -	$ 30,000

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.

NOTES TO FINANCIAL STATMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. GENERAL INFORMATION
Meridian Investments, Inc. (the "Company" or "MII") is a Massachusetts corporation formed in December 1981 with office locations in Massachusetts, Maryland, Kentucky and Florida. MII is a securities broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in various states and Washington D.C. It is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. MII is primarily involved in placing tax-advantaged investment opportunities for its corporate clients, related to affordable housing, alternative energy and renewable energy projects.

B. USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

C. CASH AND CASH EQUIVALENTS
For financial statement purposes, MII considers all short-term debt and investment securities purchased with a maturity of three months or less to be cash equivalents.

D. ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS
MII recognizes accounts receivable for the unpaid amounts of commissions earned upon the closing of a tax-advantaged investment opportunity. These receivables, which can be due from one or several customers, are generally uncollateralized. Management closely monitors outstanding accounts receivable and provides an allowance for those accounts for which collection is questionable. If management deems any balance, or portion thereof, to be uncollectible, that amount is charged off to expense.

MII experiences a low rate of its accounts receivable for which collection is deemed questionable or uncollectible. Therefore, these financial statements do not contain a provision for uncollectible accounts. In addition, MII does not have policies for extending credit to its customers or for determining when a balance is considered delinquent. Accordingly, MII does not charge interest on any of its outstanding receivable balances.

E. NOTES RECEIVABLE
Notes receivable are stated at the unpaid principal balance, including unpaid interest, less any allowance for any portion for which collection is deemed questionable or uncollectible. Interest is calculated at the stated interest rate, compounded monthly. In the absence of a stated interest rate, MII uses the most equivalent U.S. Treasury Note rate for the equivalent term in effect on the date the loan is made. If the equivalent U.S. Treasury Note rate cannot be determined or is not available, then MII uses the equivalent monthly Applicable Federal Rate, as announced by the Internal Revenue Service from time to time through Revenue Rulings, in effect on the date that the loan is made.

Management periodically reviews the unpaid principal and interest balance of the note receivable and provides an allowance for any outstanding principal or unpaid interest for which collection is deemed

questionable. If management deems any portion of the outstanding principal or accrued interest to be uncollectible, the amount is charged off to expense.

E. PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation is computed using methods and lives sufficient to amortize the cost of the applicable assets over their useful lives. The cost and related accumulated depreciation of assets sold or otherwise disposed are removed from the related accounts and the resulting gains or losses are reflected in income, except on assets traded. Expenditures for normal maintenance and repairs are expensed, while major renewals are capitalized.

The estimated useful lives of MII's assets are as follows:

Asset Group	Estimated useful life (years)
Computer equipment	2 - 7
Furniture, fixtures and office equipment	7
Leasehold improvements	Remaining term of lease

F. INVESTMENTS
MII's investments that are bought and principally held for the purpose of selling them in the near future are classified as *trading securities*. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in the statement of operations.

Investments that MII has the positive intent and ability to hold to maturity are classified as *held-to-maturity* and recorded at amortized cost in investments and other assets. Investments not classified as either *held-to-maturity* or *trading securities* are classified as *available-for-sale* investments.

Available-for-sale investments are recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period excluded from the statement of operations and recorded net of tax as a component of other comprehensive income.

The total cost of an investment sold is determined on the first-in, first-out basis including any commission or fees paid for the purchase and any earnings reinvested to purchase additional amounts of the investment. The total cost of an investment may be affected by stock splits, acquisitions, mergers or spin-offs.

G. REVENUE AND COST RECOGNITION
Commission revenues are recognized upon the closing of a placement of a tax-advantaged investment (earned). The related commission expense is recognized when the commission revenue is earned by MII.

H. ADVERTISING COSTS
Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be realized.

I. COMPENSATED ABSENCES
Employees of MII are entitled to paid vacation days depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. MII's policy is to recognize the costs of compensated future absences when actually paid to employees.

J. SHIPPING AND HANDLING COSTS
MII does not normally incur shipping and handling costs in connection with its tax-advantaged investment activities. If shipping and handling costs were incurred, those costs would be absorbed by MII as overhead, its customers would not be billed and the revenue generated would not be offset by the shipping and handling costs.

K. INCOME TAXES
MII elected under the Internal Revenue Code, with the consent of its stockholders, to be taxed as an S corporation. The election was effective as of December 1, 1992. On December 28, 2000, it elected to become a qualified subchapter S subsidiary of Meridian Investment Properties Trust, which elected to be taxed as a qualified subchapter S trust. On January 1, 2004, MII, after completion of the adopted plan of liquidation of its parent trust, elected to again be taxed as an S corporation.

In lieu of federal income taxes, the shareholders of an S corporation are taxed on their proportionate share of MII's taxable income. Therefore, these financial statements do not contain a provision for federal income taxes. For the year ended December 31, 2008, a provision for state income taxes was provided for pursuant to Massachusetts law concerning the taxation of "large" S corporations. For the year ended December 31, 2009, MII was not subject to the law in Massachusetts concerning the taxation of "large" S corporations.

Interest and penalties incurred relating to tax underpayments, late filings and/or late payments are recognized in the period that they are incurred or assessed by the respective taxing authority, as can be reasonably determined by MII. Interest and penalties relating to uncertain tax positions taken by MII are recognized when MII determines that it is more likely than not that a tax position taken on a tax return would not be sustained under audit or examination.

As of December 31, 2009, the federal and state tax returns filed for the years ended December 31, 2006, 2007 and 2008 remain open to examination by the respective taxing authorities.

L. DEFERRED STATE INCOME TAXES
MII recognizes deferred state income tax assets or liabilities for the future tax benefit or expense arising from the different methods of recognition for certain items of income and expense for financial statement and state income tax purposes. Amounts presented on the statements of financial position represent the amount of deferred state income tax assets and liabilities recognized during the year.

M. COMPREHENSIVE INCOME (LOSS)
MII is required to report certain items of income, expense, gain and loss, separately from net income (loss).

Comprehensive income (loss) is the total of (1) net income (loss) plus (2) all other changes in net assets arising from non-owner sources, which are referred to as other comprehensive income (loss).

For the years ended December 31, 2009 and 2008, MII did not have any items of other comprehensive income (loss) that were required to be reported separately from net income (loss). Accordingly, MII has not presented any statements of comprehensive income (loss).

NOTE 2 - DUE FROM RELATED PARTY

Due from related party represents monies advanced to and borrowed from Meridian Properties, Inc. ("MPI"), an affiliated corporation. The balances outstanding at December 31, 2009 and 2008 are comprised of (1) amounts actually advanced to/borrowed from MPI, (2) specific expenses actually paid by MPI for the benefit of MII and (3) common operating expenses allocated to MII.

Interest is charged on the average monthly balance at the applicable blended federal rate per annum (0.82% and 2.80% for the years ended December 31, 2009 and 2008, respectively). Interest receivable on the balance at December 31, 2009 and 2008 was $2,077 and $3,644, respectively.

NOTE 3 – NOTE RECEIVABLE

On May 25, 2008, MII entered into an agreement whereby an unsecured cash advance of $100,000 was made to a third party to be used for the developmental and operational purposes of a geothermal alternative and renewable energy project. MII anticipates repayment of the funds when the project is funded and is placed into service.

The advance does not have a stated interest rate or repayment terms. Interest is being imputed at 2.125% compounded monthly. As of December 31, 2009 and 2008, the balance of the note receivable, including imputed interest, was:

	2009	2008
Principal	$ 100,000	100,000
Imputed interest	3,510	-
	103,510	100,000
Less: valuation allowance	(3,510)	-
	$ 100,000	$ 100,000

Management has provided a valuation allowance for the balance of the imputed interest since the agreement does not provide for the charging or collection of interest on the outstanding principal balance.

The balance as of December 31, 2008 has been reclassified from a current asset to a long-term asset resulting from a change in management's estimate of when collection of the balance would occur. Management current believes that collection of the balance will occur in 2010.

NOTE 4 - PROPERTY AND EQUIPMENT

At December 31, 2009 and 2008, property and equipment consisted of the following:

	2009	2008
Computer equipment and software	$ 330,150	$ 306,224
Equipment	52,466	58,766
Furniture and fixtures	60,972	68,702
Leasehold improvements	80,483	93,282
	524,071	526,974
Less: accumulated depreciation	(487,071)	(468,109)
	$ 37,000	$ 58,865

NOTE 5 - DEFERRED STATE INCOME TAXES

Temporary differences that gave rise to current deferred state income tax assets consisted of accrued expenses which were deducted when paid (cash basis), for state income tax purposes, rather than when the liability was incurred (accrual basis), for financial statement purposes.

Temporary differences that gave rise to current deferred state income tax liabilities consisted of accounts receivable which were reported when received (cash basis) for state income tax purposes, rather than when earned (accrual basis) for financial statement purposes and prepaid expenses which were deducted when paid (cash basis) for state income tax purposes, rather than when the related liability is incurred (accrual basis) for financial statement purposes. Also, the excess of tax depreciation over the amount reported for financial statement purposes gave rise to non-current deferred state income tax liabilities.

At December 31, 2009 and 2008, the deferred state income tax asset was comprised of the following:

	2009	2008
Accrued expenses	$ -	$ 3,850
TOTAL CURRENT DEFERRED STATE INCOME TAX ASSET	$ -	$ 3,850

At December 31, 2009 and 2008, the deferred state income tax liability was comprised of the following:

	2009	2008
Commissions receivable	$ -	$ 11,422
Prepaid expense	-	7,126
TOTAL CURRENT DEFERRED STATE INCOME TAX LIABILITY	-	18,548
Excess tax depreciation over book depreciation	-	999
TOTAL NON-CURRENT DEFERRED STATE INCOME TAX LIABILITY	-	999
TOTAL DEFERRED STATE INCOME TAX LIABILITY	$ -	$ 19,547

Deferred state income tax assets and liabilities are recognized as a result of MII being subject to Massachusetts law concerning the taxation of "large" S corporations. For the year ended December 31, 2009, MII did not meet the requirements to be subject to income taxes in Massachusetts and cannot reasonably estimate if it will be subject to income taxes on any potential future income. Accordingly, MII has not recognized any deferred state income tax assets or liabilities in the financial statements as of December 31, 2009.

NOTE 6 – ACCRUED LIABILITIES
At December 31, 2009 and 2008, accrued liabilities consisted of the following:

	2009	2008
Commissions	$ -	$ 70,562
Professional fees	30,000	15,000
	$ 30,000	$ 85,562

NOTE 7 – SALE OF STOCK RESTRICTIONS
At December 31, 2009 and 2008, certain shareholders of MII were restricted with respect to the sale of their shares in MII. An agreement, reviewed annually, permits MII the right of first refusal upon the proposed sale of MII shares to anyone except MII.

NOTE 8 – RELATED PARTY TRANSACTIONS
During the years ended December 31, 2009 and 2008, MII shared office space at its locations with Meridian Capital Partners, LLC, Meridian Clean Fuels, Inc., Carbon Energy, LLC ("CE") and Meridian Finance Company, LLC ("MFC"), all affiliated entities (the "Related Parties"). Except for items specifically identified to one of the Related Parties, overhead and other operating expenses, including personnel costs, are shared with the Related Parties as determined by the primary paymaster, MPI. Allocations of all shared expenses are determined by personnel time devoted to each entity.

Pursuant to MPI's personnel time review conducted at the beginning of 2008 and effective January 1, 2008 through December 31, 2008, the allocation percentages were determined to be: 45% MII and 55% Related Parties.

As of December 31, 2008, CE was dissolved. Effective January 1, 2009 and through July 31, 2009, subsequent to MPI's annual review of personnel time conducted at the beginning of 2009, the allocation ratio was revised to the following: 62% MII and 38% for the remaining Related Parties.

On July 31, 2009, MFC was dissolved and its allocation ratio was transferred to MII. Effective August 1, 2009 and through December 31, 2009, the allocation ratio was revised to the following: 72% MII and 28% for the remaining Related Parties

For the years ended December 31, 2009 and 2008, the amount of expenditures allocated to MII was $4,840,964 and $6,104,524, including costs capitalized as fixed assets of $23,930 and $11,409, respectively. The amount of cash transferred into MII was $234,039 and $75,000, respectively, and the amount of cash transferred from MII was $5,970,155 and $5,505,000, respectively.

MII also generates commission revenue from other related parties for its participation in the projects of the related parties. For the years ended December 31, 2009 and 2008, MII generated $25,760 and $3,329,728 in commission revenue from these related parties.

See **NOTE 2** for additional related party transaction information.

NOTE 9 - LEASES

MII leases its office locations in Massachusetts and Maryland under operating leases through MPI.

The Massachusetts lease dated January 25, 1989 has been amended on various dates through 2007 and was further amended on August 1, 2009 to abandon the space occupied by MCP in exchange for a series of payments for which MII's portion totaled $21,600. The Massachusetts lease is currently scheduled to expire on November 30, 2010.

The Maryland lease was extended for an additional five year term effective March 1, 2007, expiring February 29, 2012.

The Massachusetts office also leases various pieces of office equipment under operating leases expiring on various dates through the year 2012. For the year ended December 31, 2008, 45% of the minimum lease payments were allocated to MII. Effective January 1, 2009 and through July 31, 2009, 62% of the minimum lease payments were allocated to MII. Effective August 1, 2009 through December 31, 2009, 72% of the minimum lease payments were allocated to MII.

Based upon the aforementioned allocations in, future minimum rental payments under the operating leases are as follows:

Year Ended	Amount
December 31, 2010	$ 222,722
December 31, 2011	107,810
December 31, 2012	20,944
December 31, 2013	-
December 31, 2014	-
	$ 351,476

Rent expense for years ended December 31, 2009 and 2008 was $255,531 and $151,371, respectively.

Rent expense of $16,700 and $9,765 for the years ended December 31, 2009 and 2008, respectively, for office equipment leases, is included in other operating expenses as office supplies and expense and postage and delivery expense.

NOTE 10 - CONCENTRATIONS OF CREDIT AND MARKET RISK

MII is engaged in the placement of tax-advantaged investments in affordable housing, alternative energy and renewable energy, in the United States. MII generates substantially all of its income from fees earned from the sale of these tax-advantaged investments.

Financial instruments that potentially subject MII to concentrations of credit risk consist principally of commissions' receivable. Concentrations of credit risk with respect to commissions' receivable arise due to the fact that MII conducts business with a limited number of companies. As of December 31, 2008, commissions' receivable due from one company totaled $253,813. As of December 31, 2009, MII did not have any commissions' receivable that were subject to credit risk

Concentrations of market risk arise due to the fact that MII generates revenue from a limited number of sources. For the year ended December 31, 2009 MII generated $3,723,510 in revenue from three companies. For the year ended December 31, 2008, MII generated and $2,184,245 in revenue from four companies. These amounts, in addition to the commission revenue generated from related parties, as described in **NOTE 8 – RELATED PARTY TRANSACTIONS**, account for approximately 91% and 100% of the Company's revenue for the years ended December 31, 2009 and 2008, respectively.

The Company also maintains cash balances at one financial institution located in Boston, Massachusetts. The combined balances in all accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2009 and 2008, the Company had uninsured cash balances totaling $818,663 and $144,616, respectively.

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6.66% of total aggregate indebtedness, whichever is higher, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 and 2008, the Company had net capital, required net capital, excess net capital, aggregate indebtedness and a net capital ratio as follows:

MERIDIAN INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS - continued
For the Years Ended December 31, 2009 and 2008

	2009	2008
Net Capital	$ 1,038,663	$ 467,378
Required Net Capital	5,000	7,000
Excess Net Capital	$ 1,033,663	$ 460,378
Aggregate Indebtedness	$ 30,000	$ 105,109
Net Capital Ratio	0.03 to 1	0.22 to 1

MERIDIAN INVESTMENTS, INC.

SUPPLEMENTARY INFORMATION

MERIDIAN INVESTMENTS, INC.
SCHEDULE I – OPERATING EXPENSES
For the Years Ended December 31, 2009 and 2008

	2009	2008
OPERATING EXPENSES		
Bad debts expense	$ 3,510	$ -
Bank charges and fees	1,417	1,777
Computer supplies and expense	61,956	40,714
Charitable contributions	804	20,488
Depreciation expense	31,654	54,824
Dues and subscriptions	49,146	26,238
Education and training	8,017	28,503
Employee benefits	215,988	184,510
Filing fees	41,972	50,863
Insurance	5,556	11,325
Legal and accounting	141,645	106,058
Meetings and conferences	3,615	-
Office supplies and expense	27,952	16,524
Postage and delivery	11,185	12,501
Professional fees	9,861	39,628
Rent	255,531	151,371
Repairs and maintenance	2,959	1,642
Research and due diligence	-	76,245
Salaries and wages	1,169,038	1,076,729
Selling expense	-	300
Taxes - payroll	175,652	184,815
Taxes - other	7,461	7,669
Telephone	76,706	56,805
Travel, meals and entertainment	299,594	512,962
TOTAL OPERATING EXPENSES	$ 2,601,219	$ 2,662,491

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
SCHEDULE II – COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008

	2009	2008
NET CAPITAL COMPUTATION		
STOCKHOLDERS' EQUITY	$ 2,231,502	$ 916,290
LESS: NON-ALLOWABLE ASSETS		
Receivable from non-customers in excess of related payable to non-customers	-	(148,251)
Note receivable	(100,000)	(100,000)
Receivable from affiliate	(902,345)	(5,116)
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost, net of accumulated depreciation and amortization	(37,000)	(58,865)
Deposits and prepaid expenses	(153,494)	(132,830)
Deferred state income taxes	-	(3,850)
NET CAPITAL	$ 1,038,663	$ 467,378
RECONCILIATION WITH COMPANY'S COMPUTATION		
NET CAPITAL PER FOCUS REPORT	$ 1,045,128	$ 424,295
AUDIT ADJUSTMENTS FOR:		
Receivable from non-customers in excess of related payable to non-customers	-	(148,251)
Receivable adjustment	-	(35,000)
Receivable from affiliate	8,146	-
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost, net of accumulated depreciation and amortization	21,865	34,927
Deposits and prepaid expenses	(50,664)	16,681
Deferred state income taxes	3,850	(19,547)
Commission revenue	-	253,813
Bad debt expense	(3,510)	-
Bank charges	(10)	-
Computer expense	23,928	-
Depreciation expense	(31,654)	(54,824)
Insurance expense	10,484	(1,865)
Legal and accounting expense	(26,000)	(15,000)
Interest income	5,587	3,644
Loss of disposition of property and equipment	(14,141)	-
State income and excise taxes	29,957	(6,670)
Benefit from deferred state income taxes	15,697	15,175
NET CAPITAL	$ 1,038,663	$ 467,378

The accompanying notes are an integral part of these financial statements.

J V K

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants

388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

Members

American Institute of
Certified Public Accountants

Massachusetts Society of
Certified Public Accountants

Herman Jacobs CPA 1949 - 1988
Peter H. Kerr CPA 1983 - 2009

Alberto Velella CPA

Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholders of:
Meridian Investments, Inc.
Quincy, Massachusetts

In planning and performing our audits of the financial statements of Meridian Investments, Inc. as of and for the years ended December 31, 2009 and 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made studies of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. These studies included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the

risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our studies, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose other than those specified parties.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 15, 2010

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MERIDIAN INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Years Ended
December 31, 2009 and 2008

MERIDIAN INVESTMENTS, INC.
TABLE OF CONTENTS
For the Years Ended December 31, 2009 and 2008

	PAGE #
TABLE OF CONTENTS	2
FACING PAGE	3 – 4
INDEPENDENT AUDITOR'S REPORT	5
FINANCIAL STATEMENTS	
Statements of financial condition	6
Statements of operations	7
Statements of stockholders' equity	8
Statements of cash flows	9
Notes to financial statements	10 – 17
SUPPLEMENTARY INFORMATION	
Schedule I - Operating Expenses	18
Schedule II - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	19
INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL AND MATERIAL INADEQUACIES	20 – 21